SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

Tripadvisor, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer / Chief Administrative Officer

Liberty TripAdvisor Holdings, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:

Common Stock:      896945201

1.	Names of Reporting Persons
Liberty TripAdvisor Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 29,245,893 shares (1) (2)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,245,893 shares (1) (2)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,245,893 shares (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of the Reporting Person

13.	Percent of Class Represented by Amount in Row (11) 21.1% (2) (3)

14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 16,445,894 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Tripadvisor, Inc., a Delaware corporation (the “Issuer”), and 12,799,999 shares of the Issuer’s Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), beneficially owned by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”). See Item 6 of the Schedule 13D for a description of certain agreements containing certain restrictions on the Common Stock and Class B Common Stock beneficially owned by the Reporting Person.

(2)	Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assumes the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.

(3)	Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.9% of the voting power of the Issuer. See Item 5 of the Schedule 13D. Such percentages are calculated based on the 125,714,553 shares of Common Stock and 12,799,999 shares of Class B Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Statement of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

TRIPADVISOR, INC.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 6 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”), with respect to Tripadvisor, Inc., a Delaware corporation (the “Issuer”), on August 29, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on June 30, 2016, Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on November 20, 2019, Amendment No. 3 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 16, 2020, Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 24, 2021 and Amendment No. 5 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on August 12, 2022 (collectively, the “Schedule 13D” and together with this Amendment, the “Statement”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Schedule 13D is hereby replaced with the following information:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 9, 2024, the Reporting Person’s board of directors authorized the Reporting Person to engage in discussions with respect to a potential transaction (“Potential Transaction”), pursuant to which all of the outstanding stock of the Reporting Person and all of the Issuer’s outstanding Common Stock and Class B Common Stock would be acquired concurrently for cash. In any such Potential Transaction, it is anticipated that (i) all outstanding shares of Common Stock and Class B Common Stock of the Issuer would receive the same per share cash consideration, and (ii) all outstanding shares of common stock of the Reporting Person would receive the same per share cash consideration (with the amount thereof to be determined based on the per share consideration that would be payable for the underlying shares of the Issuer owned by the Reporting Person following satisfaction of outstanding liabilities, including consideration due to holders of the Reporting Person’s preferred stock). The board of directors of the Issuer has formed a special committee comprised of independent and disinterested directors of the board of directors of the Issuer (“Special Committee”). The Special Committee has authorized the Issuer to, among other things, engage in discussions with respect to a Potential Transaction, subject to certain guidelines. If any such Potential Transaction is consummated, each of the Reporting Person and the Issuer would cease to be publicly traded companies.

Any Potential Transaction would be subject to, among other things, the negotiation and execution of mutually acceptable definitive transaction documents and applicable board approvals of each of the Reporting Person and the Issuer, including the approval of the Special Committee. No further updates on any Potential Transaction will be provided unless and until definitive documents are executed or discussions among the various parties terminate, or unless otherwise required by applicable law.

Other than as described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future, including with respect to a Potential Transaction, and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of its holdings of shares of Common Stock, as the case may be. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)            The Reporting Person beneficially owns 16,445,894 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) and 12,799,999 shares of Class B Common Stock, par value $0.001 per share, of the Issuer (“Class B Common Stock”), which shares constitute 13.1% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assuming the conversion of all of the Reporting Person's shares of Class B Common Stock into shares of Common Stock, the Reporting Person beneficially owns 21.1% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.9% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person. Such percentages are calculated based on the 125,714,553 shares of Common Stock and 12,799,999 shares of Class B Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 6, 2023. Mr. Gregory B. Maffei beneficially owns 105,248 shares of Common Stock. The Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership. Mr. Albert E. Rosenthaler beneficially owns 50,340 shares of Common Stock.

(b)            The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledges and restrictions described in Item 6 of the Statement.

To the knowledge of the Reporting Person, each of Mr. Maffei and Mr. Rosenthaler have sole voting and dispositive power of the Common Stock beneficially owned by them. Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and dispositive power with respect to any shares held by the Maffei Foundation.

(c)             No transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

LIBERTY TRIPADVISOR HOLDINGS, INC.

	By:	/s/ Brittany A. Uthoff
	Name:	Brittany A. Uthoff
	Title:	Vice President

[Signature Page to Liberty TripAdvisor Holdings, Inc. Amendment No. 6 to Schedule 13D]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY TRIPADVISOR HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty TripAdvisor Holdings, Inc. (“LTAH”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)

Gregory B. Maffei	Chairman of the Board, President and Chief Executive Officer of LTAH
Christy Haubegger	Director of LTAH
Michael J. Malone	Director of LTAH
Chris Mueller	Director of LTAH
Larry E. Romrell	Director of LTAH
Albert E. Rosenthaler	Director of LTAH
J. David Wargo	Director of LTAH
Brian J. Wendling	Chief Financial Officer and Senior Vice President of LTAH
Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of LTAH